[XATA Corporation Letterhead]
February 20, 2007
Stephen Krikorian, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	XATA Corporation
Form 10-KSB for fiscal year ended September 30, 2006
File No. 000-27166
Dear Mr. Krikorian:
     This letter responds to your comment letter dated January 22, 2007 (“Comment Letter”) regarding our Form 10-KSB for the fiscal year ended September 30, 2006. We submitted a written request to extend the due date of this response from February 2, 2007 to February 20, 2007.
Accounting Comments
1.	You disclose that “(during the fiscal year ending September 30, 2006, (you) changed the terms of all new contracts, such that all the requirements of SOP 97-2 and SAB 104 are met, including delivery.” Tell us more about these contract changes.
Response:
We made the following changes to new XATANET contracts:
•	Language was added clearly stating that the customer is purchasing the hardware, perpetual software license and a monthly fee for PCS, hosting and communication charges.

•	Language was added that gives the customer the contractual right to take possession of the software at any time during the hosting period without significant penalty It is feasible for our customers to either run the software on its own hardware or contract with another party unrelated to XATA to host the software.

•	The new contract includes an upfront fee that is for the cost of the hardware and for the perpetual software license. The upfront fee is payable in a period that is less than one year.

•	The contract continues to include a monthly fee for PCS, hosting and communication charges. The contract includes language that allows the customer to renew at a similar rate.
1. (Cont.)	Explain further how the changes allow you to satisfy the delivery requirement of SOP 97-2 and SAB 104.
Response:
EITF 00-3 Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity’ Hardware states that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty. The addition of this provision to our contracts has resulted in the immediate delivery of the software. The new XATA contracts now meet the four criteria required for revenue recognition as described in SOP 97-2 and SAB 104. In addition, the Company has established VSOE for all undelivered elements.
1. (Cont.)	Tell us what consideration you gave to disclosing the basis for your accounting policy to recognize revenue ratably under the old contract terms.
Response:
EITF 00-3 states that a software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has such an option. Arrangements that do not give the customer such an option are service contracts and are outside the scope of SOP 97-2. Our old contract did not give our customers this option. All existing contracts continue to be accounted for as previously described under SAB 104 and EITF 00-21.
     The Company is responsible for the adequacy and accuracy of the disclosure in the filing. Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing fully addresses your comments. Please contact the undersigned with any questions or your indication of closure of this matter.
Very truly yours,

Mark Ties
CFO
XATA Corporation